United States

Securities and Exchange Commission

Washington, D.C. 20549

FORM 12b-25

Notification of Late Filing

(Amendment No. 0)*

OMB Number 3235-0058		SEC File Number 000-55999			CUSIP Number 41044P106
(Check one):	Form 10-K	Form 20-F	Form 11-K	√	Form 10-Q	Form 10-D	Form N-SAR
Form N-CSR
	For Period Ended:	June 30, 2022
Transition Report on Form 10-K
Transition Report on Form 20-F
Transition Report on Form 11-K
Transition Report on Form 10-Q
Transition Report on Form N-SAR
For the Transition Period Ended:

Read Instruction (on back page) Before Preparing Form. Please Print or Type.

Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

Part I - Registrant Information

HANJIAO GROUP, INC.
Full Name of Registrant

_____________________________

Former Name if Applicable

Room 1206, 12th Floor, 301, 3-17 F, Building 5
Block 1, Hangfeng Road

Address of Principal Executive Office (Street and Number)

Fengtai District, Beijing
People's Republic of China
City, State and Zip Code

Part II - Rules 12b-25(b) and (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed.(Check box if appropriate.)

√	(a)	The reason described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense.
	(b)	The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and
	(c)	The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

Part III – Narrative

State below in reasonable detail why Forms 10-K, 20-F, 11-K, 10-Q,10-D, N-SAR, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.

The Registrant is unable to file its Quarterly Report on Form 10-Q for the quarter ended June 30, 2022 (the “10-Q”) within the prescribed time period without unreasonable effort or expense due to the continued delays resulting from the Covid-19 pandemic resulting in uncertainties existing in China. The Registrant will file the 10-Q on or before the fifth calendar day following the prescribed due date.

Part IV - Other Information

1.	Name and telephone number of person to contact in regard to this notification

Tian Xiangyang		+86 185 1685 0587
(Name)	(Area Code)	(Telephone Number)

2.	Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed?

Yes ☑	No ☐

3.	If answer is no, identify report(s).

4.	Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

Yes ☑	No ☐

5.	If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

Certain accounting estimates are subject to change when the audit adjustments are finalized. For the quarter ended June 30, 2022 and 2021, the Company generated net revenues of approximately $61,357, as compared to $337,741 for the same period ended June 30, 2021. The Company also incurred operating expenses of approximately $725,948 for the quarter ended June 30, 2022, as compared to $1,061,602 for the same quarter ended June 30, 2021. For the quarters ended June 30, 2022, other expense was approximately $779,570 as compared to $800,184 for the same quarter ended June 30, 2021. This resulted in a net loss of approximately $1,434,756 and $2,060,027 for the quarters ended June 30, 2022, and 2021, respectively.

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HANJIAO GROUP, INC.

(Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized

Date:	August 12, 2022	By /s/	Tian Xiangyang	Title:	Chief Executive Officer (Principal Executive)

INSTRUCTION: The form may be signed by an executive officer of the registrant or by any other duly authorized representative. The name and title of the person signing the form shall be typed or printed beneath the signature. If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative's authority to sign on behalf of the registrant shall be filed with the form.

Attention

Intentional misstatements or omissions of fact constitute Federal Criminal Violations (See 18 U.S.C. 1001).

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